Russel Metals Inc.
Management's Discussion and Analysis of
Financial Condition and Results of Operations
For The Year Ended December 31, 2005

The following management's discussion and analysis of financial condition and results of operations of Russel Metals Inc. and its subsidiaries provides information to assist the reader and should be read in conjunction with the audited Consolidated Financial Statements for the year ended December 31, 2005, including the notes thereto.  Statements contained in this document that relate to our beliefs or expectations as to certain future events are not statements of historical fact and are forward-looking statements.  We caution readers that there are important factors, risks and uncertainties, including but not limited to economic, competitive and governmental factors affecting our operations, markets, products, services and prices that could cause our actual results, performance or achievements to be materially different from those forecasted or anticipated by us in such forward-looking statements.  All dollar references in this report are in Canadian dollars unless otherwise stated.

This management's discussion and analysis of financial condition and results of operations includes a number of measures that are not prescribed by generally accepted accounting principles (GAAP) and as such may not be comparable to similar measures presented by other companies.  We believe these measures are commonly employed to measure performance in our industry and are used by analysts, investors, lenders and other interested parties to evaluate financial performance and our ability to incur and service debt to support our business activities.  The measures we use are specifically defined where they are first used in this report.

While we believe that non-GAAP measures are helpful supplemental information, they should not be considered in isolation as an alternative to net income, cash flows generated by operating, investing or financing activities, or other financial statement data presented in accordance with GAAP.

Additional information related to Russel Metals Inc., including our Annual Information Form, may be obtained from SEDAR at www.sedar.com or on our website at www.russelmetals.com.

Overview

We are one of the largest metals distribution companies in North America.  We conduct business primarily in three metals distribution segments: metals service centers; energy tubular products; and steel distributors.

The continued strong performance in all three of our operating segments is reflected in our results.  Revenues for 2005 increased over 2004 levels, as the average selling price of steel remained elevated despite declining from the peak of 2004.

The unprecedented rate of increase in the price of steel in 2004 and our successful acquisition of Acier Leroux in 2003 were the most significant factors affecting our results for 2004.

Both the moderate decline in metal prices and the continued high average level of pricing contributed to another strong year in 2005. The basic earnings per share of $2.47 for the year ended December 31, 2005 are lower than those reported for the year ended December 31, 2004 of $3.64, mainly due to the swing to inventory holding losses in 2005 from inventory holding gains in 2004.

Summarized Financial Information

The table discloses selected information related to revenues, earnings and common share information over the last eight quarters.  The quarterly numbers for 2004 and the first quarter of 2005 have been restated to reclassify the operations of Armabec Inc. to discontinued, related to the sale in the second quarter of 2005.

2005

	Three Months Ended				Year Ended
(in thousands of dollars,
except per share data and volumes)	Mar. 31	June 30	Sept. 30	Dec. 31	Dec. 31

Revenues	$ 693,889	$ 644,845	$ 629,604	$ 646,908	$ 2,615,246
Earnings from operations	58,807	39,205	42,687	60,842	201,541
Net earnings
– continuing operations	33,490	23,540	25,932	41,816	124,778
Net earnings	33,444	23,524	25,932	41,816	124,716

Basic earnings per common share
– continuing operations	$ 0.67	$ 0.47	$ 0.51	$ 0.83	$ 2.47
Basic earnings per common share	$ 0.67	$ 0.47	$ 0.51	$ 0.83	$ 2.47

Diluted earnings per common share
– continuing operations	$ 0.66	$ 0.46	$ 0.50	$ 0.81	$ 2.42
Diluted earnings per common share	$ 0.66	$ 0.46	$ 0.50	$ 0.81	$ 2.42

Market price of common shares
High	$ 18.78	$ 16.84	$ 18.84	$ 22.75	$ 22.75
Low	$ 14.60	$ 13.40	$ 13.85	$ 17.25	$ 13.40
Number of common shares traded	12,304,628	17,461,794	13,890,518	13,100,827	56,757,767

2004

	Three Months Ended				Year Ended
(in thousands of dollars,
except per share data and volumes)	Mar. 31	June 30	Sept. 30	Dec. 31	Dec. 31

Revenues	$ 512,402	$ 588,014	$ 688,812	$ 623,274	$ 2,412,502
Earnings from operations	59,971	90,806	99,130	73,204	323,111
Net earnings
– continuing operations	25,651	51,304	57,740	45,774	180,469
Net earnings	25,304	50,407	58,605	43,530	177,846

Basic earnings per common share
– continuing operations	$ 0.54	$ 1.05	$ 1.16	$ 0.92	$ 3.70
Basic earnings per common share	$ 0.53	$ 1.03	$ 1.18	$ 0.87	$ 3.64

Diluted earnings per common share
– continuing operations	$ 0.53	$ 1.01	$ 1.14	$ 0.91	$ 3.61
Diluted earnings per common share	$ 0.52	$ 1.00	$ 1.16	$ 0.86	$ 3.56

Market price of common shares
High	$ 9.65	$ 11.25	$ 13.00	$ 15.75	$ 15.75
Low	$ 8.01	$ 8.55	$ 10.25	$ 11.61	$ 8.01
Number of common shares traded	8,078,316	21,082,325	17,151,707	15,858,809	62,171,157

Results of Operations

The following table provides operating profits from continuing operations before interest, taxes and restructuring costs.  The corporate expenses included are not allocated to specific operating segments.  The gross margins (revenue minus cost of sales) as a percentage of revenues for the operating segments are also shown below.  The table shows the segments as they are reported to management and they are consistent with the segmented reporting in the consolidated financial statements.

				2005	2004
				Change	Change
(in thousands of dollars,				as a %	as a %
except percentages)	2005	2004	2003	of 2004	of 2003

Segment Revenues
Metals service centers	$ 1,539,673	$ 1,532,048	$ 909,502	0%	68%
Energy tubular products	595,215	395,296	297,532	51%	33%
Steel distributors	468,720	471,205	283,579	(1%)	66%
Other	11,638	13,953	13,201	(17%)	6%

	$ 2,615,246	$ 2,412,502	$ 1,503,814	8%	60%

Segment Operating Profits
Metals service centers	$ 115,218	$ 209,413	$ 37,567	(45%)	457%
Energy tubular products	53,977	47,200	13,764	14%	243%
Steel distributors	46,575	78,189	13,380	(40%)	484%
Other	2,385	4,565	4,002	(48%)	14%
Corporate expenses	(16,614)	(16,256)	(8,018)	(2%)	(103%)

Operating profits from continuing operations	$ 201,541	$ 323,111	$ 60,695	(38%)	432%

Segment Gross Margin as a % of Revenues
Metals service centers	23.1%	30.9%	26.2%
Energy tubular products	14.6%	19.6%	11.6%
Steel distributors	14.3%	23.5%	10.8%
Total operations	19.8%	27.8%	20.8%

Segment Operating Profits as a % of Revenues
Metals service centers	7.5%	13.7%	4.1%
Energy tubular products	9.1%	11.9%	4.6%
Steel distributors	9.9%	16.6%	4.7%
Total operations	7.7%	13.4%	4.0%

Metals service centers

a)                    Description of operations

We provide processing and distribution services to a broad base of more than 19,000 end users through a network of 52 Canadian locations and 4 U.S. locations.  Our metals service centers carry a broad line of products in a wide range of sizes, shapes and specifications, including carbon hot rolled and cold finished steel, pipe and tubular products, stainless steel and aluminum.  We purchase these products primarily from steel producers in North America and process and package them in accordance with end user specifications.  We service all major geographic regions of Canada and the Midwest region in the United States.  Within Canada, the service centers operate under the names Russel Metals, Métaux Russel, A.J. Forsyth, Acier Leroux, Acier Loubier, Acier Richler, B&T Steel, Leroux Steel, Mégantic Métal, McCabe Steel, Russel Leroux and York-Ennis.  Our U.S. service center operations are conducted under the names Russel Metals Williams Bahcall and Baldwin International.  The Williams Bahcall operations focus primarily on the distribution of general line carbon products through three facilities all located in Wisconsin. Baldwin International distributes specialty alloy products from its facility in Ohio.

Our metals service centers results for 2003, 2004 and the first quarter of 2005 have been restated to report Armabec Inc. as a discontinued operation.  Armabec was sold during the second quarter of 2005.  Similarly, our metals service centers results for 2003 and 2004 were restated at the end of 2004 to report Poutrelles Delta Inc. as discontinued operations.  Poutrelles Delta was sold in the first quarter of 2005.  Both operations were acquired as part of the Acier Leroux acquisition in 2003.  As such, results for Armabec and Poutrelles Delta are not included in the metals service centers segment.

b)                    Factors affecting results

The following is a general discussion of the significant factors affecting metals service centers results.  More specific information on how these factors impacted 2005, 2004 and 2003 is found in the sections that follow.

Steel pricing fluctuates significantly throughout the business cycle.  Steel pricing was the most significant factor affecting both the 2005 and 2004 results.  Steel prices are influenced by overall demand, trade sanctions, scrap steel pricing and product availability.  Supply side management, practiced by steel producers in North America, and international supply and demand which impacts steel imports affect product availability.  Trade sanctions are initiated either by steel mills or government agencies in North America and, less directly, worldwide.  Over the last several years steel prices have been extremely volatile.

Demand is significantly affected by economic cycles with revenues and operating profit fluctuating with the level of general business activity in the markets serviced.  We are most impacted by the manufacturing (excluding automotive), resource and construction segments of the Canadian economy.  Demand has been relatively stable over the last several years.

Canadian service centers, which represent the majority of the metals service centers operations, are particularly affected by regional general economic conditions.  We have operations in all regions of Canada and believe that we have a national market share of more than 25%.  This large market share and our diverse customer base, of approximately 19,000 customers, suggest that our results should mirror the performance of the regional economies of Canada, excluding the automotive industry.

c)                    Metals service centers segment results -- 2005 compared to 2004

Revenue for 2005 approximates that of 2004.  The average selling price of steel for the year ended December 31, 2005 is approximately the same as the year ended December 31, 2004.  The average selling price increased during the first nine months of 2004 to a price peak in September 2004.  The price declined since that date to July 2005 and has been relatively stable since then.  The average selling price for the quarter ended December 31, 2005 declined approximately 12% from the quarter ended December 31, 2004.  This decline is modest compared to the increase of 62% for the quarter ended December 31, 2004 compared to the quarter ended December 31, 2003.

Overall tons shipped for the year ended December 31, 2005 approximated those in 2004.  Tons shipped declined in Eastern Canada and improved in the Prairie region and at Williams Bahcall.  Tons shipped in the Prairie region were approximately 8% higher for the year ended December 31, 2005 compared to 2004, due to strong oil and gas activity in that area.  Demand was strong at the Williams Bahcall operations with approximately a 5% increase in tons due to customer demand in that region.  We believe that the decline in tons shipped in the Eastern Canadian regions primarily relates to a slowdown in manufacturing activity and reductions in inventories at our customers' locations.

In January 2004, steel mills initiated raw material surcharges due to sharp price increases in scrap metal and other input costs that caused the price of steel to increase substantially.  These surcharges, which were being applied to most of the service center carbon steel products, approximated $190 per ton in September 2004.  During 2005, many mills have included the surcharge within their base metal price and eliminated the surcharge as a separate cost.  The average price of metal has declined since September 2004; however, the average price of metal remains high compared to the price prior to the implementation of surcharges.  Based on our product mix, the average cost of metal received, including surcharges, in the month of December 2005 is approximately 44% above the price for the month of December 2003 prior to the implementation of surcharges.

Based on our product mix, the average cost of metal received, including surcharges, increased approximately 56% from January 2004 to December 2004.  The increase was more significant in the first half of 2004 with approximately two thirds of the increase occurring in that period.  Based on our database, the average cost of metal received during the month of December 2005 was approximately 14% lower than the average cost of metal received for the month of December 2004.

Gross margin as a percentage of revenues declined from 30.9% for the year ended December 31, 2004 to 23.1% for the year ended December 31, 2005.

We estimated that our operating profit for the year ended December 31, 2004 included a before tax inventory holding gain of approximately $63 million due to rising steel prices.  For the year ended December 31, 2005, we estimate that our operating profit includes a before tax inventory holding loss of approximately $38 million due to falling steel prices.  The majority of our inventories are accounted for using average cost.  The inventory holding gains or losses were estimated based on the best information available.  We are unable to quantify with precision inventory holding gains or losses due to the complexity of our 56 service center locations, which buy and sell over 14,000 different SKU's.

The average revenue per invoice for 2005 was approximately $1,888 compared to the average for the 2004 year of approximately $1,866 and for 2003 of approximately $989.

The change in the Canadian dollar versus the U.S. dollar has not been a significant factor in the metals service centers results as the value of sales in U.S. dollars is not significant and inventory is purchased for the Canadian operations from Canadian or U.S. suppliers based on the landed cost at the specific location in Canada.

Operating expenses in the service center segment have decreased by $23.8 million, or 9%, for 2005 compared to 2004, primarily as a result of variable compensation programs that reflect the decreased earnings, year over year and lower compensation paid in locations that were restructured in 2004 or early 2005.

Service center operating profits for the year ended December 31, 2005 decreased $94.2 million, or 45%, compared to the same period in 2004.  The decline relates to an unfavorable change in inventory holding gains and losses of approximately $101 million for the 2005 year compared to the 2004 year, offset by lower expenses.

d)                    Metals service centers segment results -- 2004 compared to 2003

Revenue for 2004 increased $623 million due to the acquisition of Acier Leroux and the increased price of steel compared to the year ended December 31, 2003.  The operations of Acier Leroux were fully merged with our service centers and thus the impact of the acquisition on revenue was only estimated.  We estimated, before giving effect to the impact of increased steel prices, that approximately a quarter of the revenue increase for the year ended December 31, 2004 related to the acquisition of Acier Leroux.  Gross margin percentages and segment operating profits as a percentage of revenue for the Acier Leroux operations were similar to those of our other service center operations, which had increased by the same amount.  Increased selling prices accounted for the balance of the increased revenue in 2004.  The selling price increase occurred across all regions and product lines.  The Williams Bahcall operations had a very profitable turn around year due to steel pricing.

The raw material surcharges initiated by steel mills in January 2004 caused the price of steel to increase substantially.  We had estimated that our operating profit for 2004 included a before tax inventory holding gain of approximately $63 million.  This holding gain occurred during the first nine months of 2004 and was estimated based on the best information available.

We estimated that the average selling price per ton, for our product mix in the service centers segment, had increased approximately 43% for 2004 compared to 2003.  The increases in each quarter during 2004 compared to the prior quarter were first quarter 17%, second quarter 19%, third quarter 12% and fourth quarter 4%.  The average selling price increase is consistent with the increase in the cost of metal.

Based on a comparison of inventory at December 31, 2004 to inventory at December 31, 2003, the average cost per ton of inventory on hand had increased approximately 69%.

For 2003 and 2004, demand, based on tons sold, excluding the Acier Leroux acquisition, was surprisingly stable given the increase in selling price and the stronger Canadian dollar.

The change in the Canadian dollar versus the U.S. dollar was not a significant factor in the metals service centers results as the value of sales in U.S. dollars was not significant and inventory was purchased for the Canadian operations from Canadian or U.S. suppliers based on the landed cost at the location in Canada.  We remain concerned about the impact that the appreciation of the Canadian dollar may have on our Canadian manufacturing customers.

Operating expenses in the metals service centers segment had increased significantly primarily as a result of the Acier Leroux acquisition.  In addition, we have a pay for performance program, which covers a large portion of our employees.  Provisions for incentive payouts, based on the higher level of profits, had increased operating expenses.  Operating expenses as a percentage of revenues improved as the higher revenues more than offset the higher expenses.

Metals service centers operating profits for 2004 increased $172 million, or 457%, compared to 2003.

Energy Tubular Products

a)                    Description of operations

These operations distribute oil country tubular goods (OCTG), line pipe, tubes, valves and fittings, primarily to the energy industry in Western Canada and the Western United States, from 5 Canadian and 2 U.S. locations.  We purchase these products either from the pipe processing arms of North American steel mills, independent manufacturers of pipe and pipe accessories or international steel mills.  The energy tubular products segment operates under the names Comco Pipe & Supply Company, Fedmet Tubulars, Triumph Tubular & Supply, Pioneer Pipe and Spartan Steel.

b)                    Factors affecting results

The following is a general discussion of the factors affecting our energy tubular products segment operations.  More specific information on how these factors impacted 2005, 2004 and 2003 is found in the sections that follow.

Oil and gas pricing, which impacts oil rig count and subsequent drilling activities particularly in Western Canada, significantly affects demand.  Oil and gas pricing has been high throughout 2004 and 2005.

Oil and gas drilling in Western Canada peaks during the period from October to March; thus revenues and operating profits have been historically higher during this period.

The Canadian operations are affected by the U.S. dollar exchange rate since some products are sourced outside Canada and are priced in U.S. dollars.  While metal pricing has impacted our earnings more significantly, the appreciation of the Canadian dollar has also contributed by reducing our average cost of metal.

Pricing is influenced by overall demand, trade sanctions and product availability.  Trade sanctions are initiated either by steel mills or government agencies in North America.  Trade sanctions have not been a factor for pipe products during the reported periods.

c)                    Energy tubular products segment results -- 2005 compared to 2004

Revenues increased 51% to $595.2 million in the year ended December 31, 2005 compared to the year ended December 31, 2004.  Oil and gas related activity in Alberta is the driving factor for this large increase in volume.  Project revenue, mainly from increased demand in the oil sands of Northern Alberta, accounted for approximately 23% of the revenue increase.  Continued high oil and gas pricing and more rig activity during 2005 compared to 2004 accounted for the rest of the increase in revenue.

The gross margin for this segment as a percentage of revenues at 14.6% for the year ended December 31, 2005 is a decline from the segment gross margin percentage of 19.6% for the year ended December 31, 2004.  The lower margin mainly relates to the increased cost of goods sold resulting from higher metal pricing.

Operating profits increased by $6.8 million, or 14%, for the year ended December 31, 2005, compared to the year ended December 31, 2004.  This increase in operating profits is driven by higher volumes and higher metal prices.

d)                    Energy tubular products results -- 2004 compared to 2003

Revenues increased 33% in 2004 compared to 2003.  Stable oil and gas pricing and more rig activity during 2004 compared to 2003 had resulted in some volume increases for the OCTG operations in Western Canada and the Western United States.  Increased prices resulted in higher revenues and the realization of some inventory holding gains.  Revenues and operating profits had increased with the higher metal pricing.  The segment gross margins as a percentage of revenues were 19.6% for 2004 compared to 11.6% for 2003 due mainly to stronger demand and pricing.

Operating profits increased by $33 million, or 243%, in 2004, compared to 2003.  The increase was due to higher volumes in the OCTG operations and strong margins.

Steel distributors

a)                    Description of operations

Our steel distributors act as master distributors selling steel in large volumes to other steel service centers and equipment manufacturers mainly on an "as is" basis and providing processing of coil products for their customer base.  Our steel distributors source their steel both domestically and off shore.  The international sourcing provides our other business segments with valuable insight regarding international pricing trends and their potential impact on steel markets in North America.

The main steel products sourced by this segment are structural beam, plate, coils, pipe and tubing.  The operations in this sector are Wirth Steel and Sunbelt Group.  Arrow Steel, a division of Sunbelt Group, processes coils.

b)                    Factors affecting results

The following is a general discussion of the factors affecting our steel distributors.  More specific information on how these factors impacted 2005, 2004 and 2003 is found in the sections that follow.

Steel pricing is influenced by overall demand, trade sanctions and by product availability both domestically and worldwide.  Trade sanctions are initiated either by steel mills or government agencies in North America.  Mill capacity by product line in North America and international supply and demand impact steel imports and significantly affect product availability.

The large demand for steel and scrap steel in China during 2004 was a significant factor in the price of steel and the availability of imports to North America.  During this period, our steel distributors found availability of supply within North America, which they continue to utilize along with imports.

Movement in the U.S. dollar has had some effect on the Canadian steel distributor operations since purchases of inventory are mainly in U.S. dollars.  Steel is predominantly transacted in U.S. dollars and the Canadian mills adjust the price accordingly.  The effect of the strengthening Canadian dollar was fully offset by rising metal prices.

c)                    Steel distributors results -- 2005 compared to 2004

Steel distributors revenues decreased 1% in the year ended December 31, 2005 compared to the year ended December 31, 2004.  While revenue was flat, the 2005 revenues were generated by lower average selling prices offset by higher volumes.

Gross margin as a percentage of revenues declined from 23.5% for the year ended December 31, 2004 to 14.3% for the year ended December 31, 2005.  This decline primarily was related to the price of steel being at the highest levels in 2004 and stronger demand for certain products in 2004.  The 2005 margins are closer to historical levels excluding 2004.  The 2005 results also are impacted by holding losses versus holding gains in 2004.

Operating expenses are 37% lower for 2005 compared to 2004, which was mainly due to lower variable compensation.

The operating profit for 2005 is $46.6 million, which was $31.6 million lower than 2004, mainly driven by steel pricing.

d)                    Steel distributors results -- 2004 compared to 2003

Steel distributors revenues increased 66% in 2004 compared to 2003 mainly due to higher selling prices and demand for imported product.  The demand for imports was due to lack of availability of certain products in North America.  In the first quarter of 2004, volumes were negatively impacted by a lack of supply into North America due to high demand in the Far East and the lower U.S. dollar compared to other currencies.  During the remainder of 2004, the steel distributors operations realized selling prices above average due to continuous price increases for their products during the year.  This resulted in inventory holding gains on both inventory on hand and inventory ordered prior to the January 2004 raw material surcharge added by the North American mills.  The gross margin achieved in the year continued to be higher than we had previously experienced in the steel distributors segment due to the rapid increase in the price of steel in North America and tight supply of certain products; however, it had declined during the last two quarters of 2004.

Operating expenses had increased due to expenses related to highly variable compensation plans driven by operating profits.

Other -- 2005 compared to 2004

Other revenue and income represents the results of our coal handling terminal in Thunder Bay, Ontario.  Revenue in 2005 was lower than the same period in 2004 and 2003 due to decreased coal and potash volumes.  The lower volumes resulted in an operating profit of $2.4 million for 2005 compared to a profit of $4.6 million for 2004.

Corporate -- 2005 compared to 2004 and 2003

The corporate expenses for 2005 are comparable to 2004; however, the 2005 expenses include lower costs for corporate incentive plans based on lower earnings levels offset by increased costs for work in 2005 to address the Sarbanes-Oxley and OSC internal control certification requirements and expensing of stock-based compensation.  The majority of the corporate expense increase for 2005 and 2004 compared to 2003 reflects accruals for corporate incentive plans based on earnings levels.

Consolidated Results -- 2005 compared to 2004 and 2003

The results for 2005 represent a decline from the 2004 year; however, they are significantly above 2003 and prior years.

Operating profits from continuing operations before other costs were $201.5 million in 2005, compared to $323.1 million in 2004 and $60.7 million in 2003. Lower gross margins in the metals service centers and steel distributors segments accounted for most of the difference between 2004 and 2005.  This related to declining metal prices resulting in inventory holding losses in 2005 compared to inventory holding gains in 2004.  Strong volumes and corresponding operating profits in the energy tubular products sector offset a portion of the decline.

Both 2005 and 2004 have higher volume and higher operating profits than 2003 due to the acquisition of Acier Leroux in July 2003 and the impact of the high price of metal.

Interest Expense

The following table shows the components of interest expense.

(in thousands of dollars)	2005	2004	2003

Interest on long-term debt
6.375% Senior Notes	$ 15,184	$ 13,464	$ -
10% Senior Notes	-	2,936	16,420
8% Convertible Debentures	-	557	2,400

	15,184	16,957	18,820
Other interest (net)	2,345	3,067	3,903

Total interest	$ 17,529	$ 20,024	$ 22,723

Consolidated interest expense for 2005 decreased by $2.5 million compared to 2004 and $5.2 million compared to 2003.  This was due to lower interest rates on long-term debt and lower exchange rates on the unhedged portion of the U.S. denominated long-term debt in 2005 compared to 2004 and 2003.  In addition, strong cash flow from operations reduced short-term debt and corresponding short-term interest.

Debt Restructuring Cost

During the first quarter of 2004, we restructured our long-term debt at interest rates that significantly reduced the interest costs.  We issued US$175 million of 6.375% Senior Notes due March 1, 2014.  As of June 1, 2004 all other long-term debt was redeemed.  We also entered into fixed interest cross currency swaps to hedge US$100 million of the 6.375% Senior Notes to eliminate the foreign exchange exposure.  The currency swaps result in an additional interest cost of $0.3 million per quarter, which is included in the interest expense.

On February 23, 2004, we redeemed US$95.5 million of our 10% Senior Notes at US$1,072.50 per US$1,000 unit.  The US$72.50 per unit premium as well as the deferred costs related to the debt redeemed resulted in a charge of $11.3 million in the first quarter of 2004.

The remaining US$20.1 million of 10% Senior Notes was redeemed on June 1, 2004 at US$1,050 per US$1,000 unit.  The US$50.00 per unit premium and the remaining deferred costs resulted in a charge of $1.9 million in the second quarter of 2004.  The remaining deferred costs of $0.5 million related to the previous bank facility were charged to debt redemption costs in the fourth quarter of 2004.

Restructuring

The restructuring charges for 2003 and 2004 related to the rationalization of overlapping Acier Leroux and Russel Metals operations.  During the second quarter of 2005, we completed the sale of the Lachine property for a before tax gain of $2.9 million.  In the third quarter of 2005, a decision was made to close an Ontario facility made redundant by the Acier Leroux acquisition.  In the third quarter of 2005, we accrued the severance for the employees and wrote down the facility and equipment to their net realizable values resulting in restructuring costs of $1.8 million.

During 2004, we recorded a charge of $3.6 million mainly related to restructuring at the Russel Metals Ontario locations and the carrying costs of the vacant Lachine, Quebec facility.

In 2003, we recorded a restructuring charge of $3.6 million mainly related to employee severances, pensions and benefits for the closure of our Lachine location at the end of 2003.  Employee-related charges for Ontario and Atlantic region restructuring were also recorded during the six months from July to December 2003.

In September 2002, we acquired the Williams Steel operation in Milwaukee, Wisconsin.  Prior to 2004, economic conditions in the Wisconsin region resulted in significant deterioration in the Williams Bahcall customer base.  As this operation was unprofitable and did not project a significant improvement over the forecast period, we determined that goodwill of $2.4 million related to this acquisition was impaired.  The goodwill related to Williams Bahcall was reduced to zero in the fourth quarter of 2003.

Income Taxes

The provision for income taxes for 2005 was $60.4 million, which is lower than 2004 due to higher earnings in 2004.  In addition, during 2005, the Company recorded income tax recoveries of $6.7 million related to tax reassessment, issues under appeal with the tax authorities and adjustments related to prior years' taxes.  This recovery of taxes reduced the income tax rate for 2005 to 32.6%.  Excluding the tax recoveries, our income tax rate for the year ended December 31, 2005 would have been 36.2%.  For the year ended December 31, 2004, the income tax rate of 36.8% was higher than the average combined statutory rate due to non-deductible items.  Our normalized effective income tax rate based on current operations is estimated to be 35.5%.

Earnings

Earnings from continuing operations for 2005 were $124.8 million compared to $180.5 million for 2004 and $19.1 million for 2003.  Basic earnings per common share from continuing operations for 2005 were $2.47 compared to $3.70 for 2004 and $0.42 for 2003.  The lower earnings per share for 2005 are primarily as a result of declining metal prices compared to rising metal prices in 2004.

In December 2004, the minority shareholders of our Poutrelles Delta business indicated that they would exercise their right to purchase the business.  The transaction closed on February 23, 2005.  We reclassified Poutrelles Delta to discontinued operations in the income statement for 2004 and the balance sheet as at December 31, 2004.  During the fourth quarter of 2004, we recorded a write-down to fair value of $0.6 million in anticipation of the sale.  The loss of $38,000 in 2005 represents losses reported by this unit prior to sale.

In May 2005, we completed the sale of Armabec Inc. to a third party for book value.  The transaction costs of approximately $30,000 were expensed to discontinued operations.  Net proceeds from this transaction were $2.4 million.  Although Armabec was not a material operation, its sale required us to restate the income statement to reclassify it to discontinued operations.

Net loss from discontinued operations was $2.6 million for 2004.  During 2004, we recorded a provision of $3.2 million, net of income taxes, related to lease obligations under a long-term lease from an operation discontinued in 1995 and environmental cleanup costs.  The property had been vacant for the last year and we have been unsuccessful in finding a new tenant; thus, the provision previously provided under discontinued operations was not sufficient to cover the remaining lease obligations.  We continue to honor our obligations for environmental cleanup at properties utilized by operations disposed of in the early 1990s.  The U.S. operations of Acier Leroux earned $0.3 million during 2004.  We sold the operation in Plattsburgh, New York in the third quarter of 2004.

Shares Outstanding and Dividends

The weighted average number of common shares outstanding for 2005 was 50,461,330 compared to 48,671,915 for 2004 and 40,021,479 for 2003.  The increase relates to the public offering of 5,750,000 common shares in February 2004 and employee stock options exercised.  The number of common shares outstanding at December 31, 2005 was 50,656,009.

The significant increase in our stock price during the last three years resulted in employees exercising stock options to acquire 768,350 common shares during 2005, 1,114,317 common shares during 2004 and 1,419,567 common shares during 2003.

We have returned a portion of our earnings to our common shareholders by paying common share dividends of $45.4 million in 2005, $25.0 million in 2004 and $11.6 million in 2003.  In July 2005, the Board of Directors approved a 25% increase in the quarterly dividend, to $0.25 per common share, which was the amount paid during the last half of 2005.  The cash dividend declared on common shares was $0.90 per share for 2005, $0.505 per share for 2004 and $0.29 per share for 2003.

Our U.S. Senior Notes consider any dividend payment in excess of $0.08 per common share per quarter to be a restricted payment.  We currently have $144 million available for restricted payments in our "basket".  The basket is replenished from earnings on a quarterly basis.  We have adequate room at our current dividend level for a number of years assuming we remain profitable.

As at February 23, 2006, we had 50,656,009 common shares outstanding.

EBITDA

The following table shows the reconciliation of GAAP earnings from continuing operations to EBITDA:

(in thousands of dollars)	2005	2004	2003

Earnings from continuing operations	$ 124,778	$ 180,469	$ 19,077
Income taxes	60,374	105,268	13,250
Interest expense	17,529	20,024	22,723

Earnings before interest and incometaxes (EBIT)	202,681	305,761	55,050
Depreciation and amortization	19,158	18,598	16,330

Earning before interest, income taxes,
depreciation and amortization (EBITDA)	$ 221,839	$ 324,359	$ 71,380

We believe that EBITDA may be useful in assessing our operating performance and as an indicator of our ability to service or incur indebtedness, make capital expenditures and finance working capital requirements.  The items excluded in determining EBITDA are significant in assessing our operating results and liquidity.  Therefore, EBITDA should not be considered in isolation or as an alternative to cash from operating activities or other combined income or cash flow data prepared in accordance with GAAP.

EBITDA to Interest Expense Ratio

(in thousands of dollars, except ratios)	2005	2004	2003

EBITDA	$ 221,839	$ 324,359	$ 71,380
Interest expense	17,529	20,024	22,723
EBITDA to interest expense	12.7x	16.2x	3.1x

The EBITDA to interest expense ratio is provided to assist readers in determining our ability to generate cash from operations to cover our financial charges, income taxes and items not considered to be in the ordinary course of business.  Debt analysts and debt rating agencies routinely use this measure to evaluate companies.

Accounting Policies and Estimates

a)                     Change in Accounting Policies

There were no new accounting policies adopted during 2005.  Note 2 to the consolidated financial statements includes our current accounting policies.

b)                     Accounting Estimates

The preparation of our financial statements requires management to make estimates and judgements that affect the reported amounts.  On an ongoing basis, we evaluate our estimates, including those related to bad debts, inventory obsolescence, useful lives of fixed assets, asset retirement obligations, income taxes, restructuring costs, pensions and other post-retirement benefits, fair values, guarantees, environmental obligations, contingencies and litigation.  We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgements about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

Our most significant assets are accounts receivable and inventory.

Accounts Receivable

We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments.  Assessments are based on aging of receivables, legal issues (bankruptcy status), past collection experience, current financials or credit agency reports and the experience of our credit personnel.  Accounts, which we determine as uncollectible, are reserved in the period in which the determination is made.  If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Inventories

We review our inventory for obsolescence, slow moving product and to ensure that the cost of inventory is not in excess of its estimated market value.  Inventory reserves or write-downs are recorded when cost exceeds the market value and when product is determined slow moving or obsolete.  Significant reductions in market value could result in additional write-downs.

Other areas involving significant estimates and judgements include:

Income Taxes

We believe that we have adequately provided for income taxes based on all of the information that is currently available.  The calculation of income taxes in many cases, however, requires significant judgement in interpreting tax rules and regulations, which are constantly changing.  Our tax filings are also subject to audits, which could materially change the amount of current and future income tax assets and liabilities.  Any change would be recorded as a charge or a credit to income tax expense.

Employee Benefit Plans

We perform a valuation at least every three years to determine the actuarial present value of the accrued pension and other retirement benefits.  The valuation uses management's assumptions for the discount rate, expected long-term rate of return on plan assets, rate of compensation increase, health-care cost trend and expected average remaining years of service of employees.

While we believe that these assumptions are reasonable, differences in actual results or changes in assumptions could materially affect employee benefit obligations and future net benefit plans costs.  We account for differences between actual and assumed results by recognizing differences in benefit obligations and plan performance over the working lives of the employees who benefit from the plans.

Capital Expenditures

Capital expenditures were $26.5 million for 2005 compared to $25.4 million in 2004.  In 2005, we divested fixed assets which had a total net book value of $5.5 million; thus after depreciation expense the fixed asset balance is comparable to 2004.

Our normal capital expenditures are mainly related to maintenance capital, the purchase of additional processing equipment across a broad base of our operations and upgrades to our existing facilities and computer systems.  Our expectation is for capital expenditures to be at levels higher than depreciation expense over a period of years due to the construction of larger facilities in growing markets and expanding product lines.

Depreciation expense was $17.7 million in 2005 and $17.3 million in 2004.

Liquidity

We stress working capital management to ensure working capital is minimized and leverage reduced over the economic cycle.  The metals distribution business experiences significant swings in cash flow in order to fund working capital.  Inventory and accounts receivable represent a large percentage of our total assets employed and vary throughout each cycle.  At December 31, 2005 and 2004, inventory and accounts receivable represented approximately 80% of our total assets excluding cash.  Inventory and accounts receivable balances are higher during 2005 and 2004 due to metal pricing and we have had no significant increase in fixed assets, as volumes have remained stable.

  Accounts Receivable and Inventory
  as a Percentage of Total Assets

(in thousands of dollars, except percentages)	2005	2004	2003

Accounts receivable and inventory	$ 833,628	$ 914,611	$ 551,952
Total assets less cash	1,048,128	1,145,847	771,611
% of total assets less cash	80%	80%	72%

Our existing bank credit facilities are used to fund the growth in working capital caused by demand or steel price increases, which require higher inventory and accounts receivable levels to support the higher activity levels.  Based on our experience, an increase of $100 million in revenues would require approximately $30 million of net working capital to support the higher activity levels.  When demand weakens, or the price of steel declines, cash is generated from the reduction of inventory and lower levels of accounts receivable.  This cash is used to reduce the borrowings under our bank credit facilities.

The balances disclosed in our consolidated cash flow statements are adjusted to remove the non-cash component related to foreign exchange rate fluctuations impacting inventory, accounts receivable, accounts payable and income tax balances of our U.S. operations.

	Quarters Ended

Inventory Turns	Dec. 31	Sept. 30	June 30	Mar. 31	Dec. 31
	2005	2005	2005	2005	2004

Metals service centers	4.8	5.4	5.2	4.4	3.7
Energy tubular products	3.8	3.5	2.9	4.4	2.9
Steel distributors	4.4	5.1	3.6	3.9	3.3

Total	4.4	4.7	4.2	4.3	3.4

Inventory turns are calculated using the cost of sales for the quarter annualized divided by the ending inventory position.

Inventory declined during 2005 providing cash of $76.5 million.  Metals service centers had improved turns of 4.8 related to lower inventory levels.  Our goal is to ensure that we keep our inventory levels as low as possible while still satisfying the needs of our customers in order to minimize inventory valuation risk.  We expect our metals service centers operations to turn over their inventory at higher rates than the industry average.  Based on information published by the Metals Service Center Institute in its monthly Metals Activity Report, the average inventory turns for U.S. based steel companies for the three months ended December 31, 2005 was 4.1 turns and for Canadian based companies was 4.0 turns.  Our metals service centers inventory based on tons was approximately 17% lower at December 31, 2005 than it was a year earlier.

The improvement in inventory turns for the energy tubular products segment in the fourth quarter of 2005 compared to the fourth quarter of 2004 relates to higher cost of sales in 2005.  Inventory levels are higher in 2005 to service higher revenues.  Steel distributors had improved turns mainly related to lower inventory levels at December 31, 2005 compared to December 31, 2004.

The other major components of working capital are accounts receivable and accounts payable.  Accounts receivable as at December 31, 2005 are approximately the same as at December 31, 2004.  Accounts payable decreased $32.2 million, which related to lower variable compensation levels accrued at December 31, 2005 compared to 2004 and lower purchases of inventory in 2005.

During the year ended December 31, 2005, we made income tax payments of $110.4 million.  This represented final instalments of $60.7 million for the 2004 year and instalments of $49.7 million for the 2005 year.  During 2004, we made tax payments of $47.3 million.

During 2005, we utilized cash of $26.5 million on capital expenditures and $45.4 million on common share dividends.  During 2004, we utilized cash of $25.4 million on capital expenditures and $25.0 million on common share dividends.

Free Cash Flow

(in thousands of dollars)	2005	2004	2003

Cash from operating activities before working capital	$ 149,578	$ 210,278	$ 40,681
Purchase of fixed assets	(26,463)	(25,394)	(34,879)
Proceeds on sale of fixed assets	1,644	849	1,804
Proceeds on assets held for sale and sale of businesses	5,869	3,675	-

	$ 130,628	$ 189,408	$ 7,606

Free cash flow may be useful in assessing our ability to pay dividends and reduce outstanding debt.  Our investors and analysts regularly refer to this number.

Debt and Credit Facilities

In 2004, we consolidated our long-term debt and we currently have outstanding US$175 million of 6.375% Senior Notes due in 2014.  We also entered into fixed interest cross currency swaps on US$100 million of this debt to eliminate the foreign exchange exposure on the portion of the debt not hedged by our investment in our U.S. subsidiaries.  Our long-term debt at December 31, 2005 is $204.0 million compared to $210.6 million at December 31, 2004 and $179.4 million at December 31, 2003.

We manage our cash position based on bank borrowings net of cash.  Our bank credit facilities table provides the split between loans and outstanding cheques or cash on deposit. The net borrowings peaked during the first quarter of 2005 at $116.3 million and have been reduced to $nil at the end of 2005 due to a reduction in inventory and strong earnings during 2005.

Bank Credit Facilities
	Russel Metals	U.S. Subsidiary
As at December 31, 2005(in millions of dollars)	Facility	Facility	Total

Bank loans	$ -	$ -	$ -
Outstanding cheques (on deposit)	(13.3)	(31.7)	(45.0)

Net borrowings (cash)	(13.3)	(31.7)	(45.0)
Letters of credit	46.1	35.7	81.8

	$ 32.8	$ 4.0	$ 36.8

Facilities availability	$ 200.0	$ 52.5	$ 252.5

We have a facility, with a syndicate of Canadian and U.S. banks, for a revolving loan of $200 million, which currently expires on October 29, 2008.  We may extend this facility annually with the consent of the syndicate.  We are entitled to borrow, on a revolving basis, up to an amount equal to the sum of specified percentages of our eligible accounts receivable and inventories, to a maximum of $200 million.  At December 31, 2005, we were entitled to borrow $200 million, including letters of credit under this facility.  At December 31, 2005, we had no borrowings and had letters of credit of $46.1 million under this facility.  At December 31, 2004, we had borrowings of $13.0 million and had letters of credit of $35.1 million under this facility.

In addition, certain U.S. subsidiaries have their own one-year bank credit facility.  The maximum borrowing under this facility is US$45.0 million.  At December 31, 2005, these subsidiaries had no borrowings and had letters of credit of US$30.6 million.  At December 31, 2004, these subsidiaries had no borrowings and had letters of credit of US$14.6 million.

Cash generated from operating activities before working capital changes was $210.3 million for the 2004 year, and was $149.6 million for 2005.  This is significantly stronger than the prior three years when it averaged $45 million.  The maximum borrowing available under our bank facilities is approximately $253 million.  Including cash, we have approximately $216 million of unutilized borrowing capacity at December 31, 2005.  We expect that the cash generated from operating activities combined with our unutilized bank facilities will be sufficient to fund our interest obligations and fixed asset purchases in 2006.  The rapid growth in revenue required additional working capital funding of $202.6 million during 2004 and $121.6 million during the first quarter of 2005.  Increased profitability enabled us to finance the majority of this working capital growth.  The remainder was financed through our bank facilities.  Reduction in inventory levels and continued profitability allowed us to repay all bank borrowings by the end of 2005.

We have made several acquisitions and we believe we can continue to grow by acquisition.  We believe we have the ability to fund future acquisitions through the utilization or expansion of our existing bank facilities and the issuance of new equity, if required.  At December 31, 2005 we had a very low financial leverage with a debt to equity ratio of 0.3.

Contractual Obligations

As at December 31, 2005, we were contractually obligated to make payments under our long-term debt agreements and operating lease obligations that come due during the following periods.

(in thousands	Long-Term	Cross Currency	Long-Term	Lease
of dollars)	Debt Maturities	Swaps	Debt Interest	Obligations	Total

2006	$ -	$ -	$ 15,200	$ 10,151	$ 25,351
2007	-	-	15,200	8,483	23,683
2008	-	-	15,200	6,202	21,402
2009	-	-	15,200	5,607	20,807
2010	-	-	15,200	4,629	19,829
2011 and beyond	204,033	15,210	48,167	7,519	274,929

Total	$ 204,033	$ 15,210	$ 124,167	$ 42,591	$ 386,001

The fixed interest cross currency swaps obligate us to purchase US$100 million at $1.3180 for each US$1.00. Based on the December 31, 2005 exchange rate, we would incur an obligation of $15.2 million in addition to our long-term debt obligation of $204.0 million.  The long-term debt interest in the table includes the impact of our swaps.

Off-Balance Sheet Arrangements

Our off-balance sheet arrangements consist of letters of credit disclosed in the bank credit facilities table, operating lease obligations disclosed in the contractual obligation table and short-term foreign exchange contracts.  The short-term foreign exchange contracts are used to hedge specific inventory purchases, denominated in U.S. dollars and euros, of approximately US$58.7 million and €2.9 million maturing in the first half of 2006.

We have multiple defined benefit pension plans in Canada, as disclosed in Note 14 to the 2005 Consolidated Financial statements.  We expect to contribute approximately $3.5 million to these plans during 2006.

Vision and Strategy

The metals distribution business is a segment of a mature, cyclical industry.  The use of service centers and steel distributors by both manufacturers and end users of steel continues to grow.  This is evidenced by the growth in the percentage of total steel shipments from steel producers to service centers.  As the distribution segment's share of steel industry shipments continues to grow, service centers such as ours can grow their business over the course of a cycle.

We strive to deal with the cyclical nature of the business by operating with the lowest possible net assets throughout the course of a cycle.  In addition, our aim is to be more profitable through the various successive peaks and troughs within the steel cycle.  In order to achieve this, management emphasizes profitability rather than revenue growth. This intensive asset management reduces borrowings and therefore interest expense in declining periods in the economic cycle.  This in turn creates higher, more stable returns on net assets over the course of the cycle.  Our conservative management approach creates relatively stronger trough earnings but could cause potential peak earnings to be somewhat muted.  Management strongly believes that it is more prudent to be profitable throughout a cycle, without the spikes in earnings caused by less emphasis on asset management, and have average earnings over the full range of the cycle in the top deciles of the industry.

Growth from selective acquisitions is also a core management philosophy.  We focus on investment opportunities in businesses that have strong market niches or provide mass to our existing operations.

In both the energy tubular products and steel distributors segments, all of the business units have significant operations in the market niche that they service.  Consistent with our acquisition philosophy, any new acquisitions in these areas could likely be either major stand-alone operations or those that complement our existing operations.

In the future, we believe that the length of the steel-based economic cycle will continue to shorten and a management structure and philosophy that allows the fastest reaction to the changes that affect the industry will be the most successful.  We will continue to invest in business systems to enable faster reaction times to changing business conditions.  In addition, management believes the high level of service and flexibility provided by service centers will enable this distribution channel to capture an increasing percentage of total steel revenues to end users, allowing for increased growth within the sector.

Risk

The timing and extent of future price changes from the steel producers and their impact on us can not be predicted with any certainty due to the inherent cyclical nature of the steel industry.

Controls and Procedures

As of December 31, 2005, an evaluation was carried out, under the supervision of and with the participation of management, including the President and Chief Executive Officer and the Executive Vice President and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures as defined in Rule 13a-15 under the U.S. Securities and Exchange Act of 1934 and under Multilateral Instrument 52-109.  Based on that evaluation, the President and Chief Executive Officer and the Executive Vice President and Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective.  No changes were made in our internal control over financial reporting during the year ended December 31, 2005, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Outlook

Before we discuss 2006, we would like to take this opportunity to thank our employees for a great 2005.  Once again, the Russel Metals' employees showed their skill at reacting quickly and maximizing returns as well if not better than any in the sector.  In addition, we would like to thank Ken Gilbert, Vice President Quebec Region, who retired in 2005 after a successful 42-year career that culminated with his leadership role in the successful integration of Acier Leroux within Russel Metals.

The steel sector has been as stable in the second half of 2005 as we have experienced in several years and it is projected to remain that way into early 2006.  All three legs of our platform: the metals service centers, the energy tubular products and the steel distributors segments, are performing at excellent levels.  Assuming there is no major surprise in the price of steel, the price of oil and gas and the Canadian dollar does not appreciate materially, we are optimistic that 2006 should be another excellent year for Russel Metals.

Dated February 23, 2006